FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For October 2015

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road

Cambridge CB1 9NJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X             Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____                   No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           ________

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated October 13, 2015 – ARM Offers Free Access to Cortex-M0 Processor IP to Streamline Embedded SoC Design

2.	Press release dated October 20, 2015 – ARM Mali-470 GPU Offers Improved Efficiency and Experiences on Wearable and IoT Devices

3.	Press release dated October 20, 2015 – ARM to Offer Cycle-Accurate Virtual Prototyping for Complex SoCs Through an Asset Acquisition from Carbon

4.	Press release dated October 21, 2015 – ARM Launches IoT Education Kit in China at Opening of Peking University’s New Smart Device Lab

5.	Press release dated October 27, 2015 – New ARM CoreLink System IP Provides the Foundation for Next-Generation Heterogeneous SoCs

6.	Press release dated October 28, 2015 – ARM mbed IoT Device Platform Receives Duke’s Choice Award from Oracle

7.	Press release dated October 30, 2015 – ARM Ecosystem Showcases Foundation for the Connected World at ARM TechCon 2015

8.	Press release dated November 2, 2015 – Treasury Stock

9.	Press release dated November 2, 2015 – Total Voting Rights

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 2, 2015

ARM HOLDINGS PLC.

By:	/s/ Chris Kennedy
Name:	Chris Kennedy
Title:	Chief Financial Officer

Item 1

ARM Offers Free Access to Cortex-M0 Processor IP to Streamline Embedded SoC Design

13 October 2015

ARM® DesignStart™portal now offers SoC designers free ARM Cortex®-M0 processor IP for design, simulation and prototyping, and a low-cost simplified licensing package for commercialization.

Cambridge, UK, Oct. 13, 2015 – ARM is making it far easier to design, prototype and produce system-on-a-chip (SoC) components by offering free pre-commercialization use of ARM Cortex-M0 processor IP and low-cost FPGA prototyping. The package is available through the ARM DesignStart portal and includes:

•	A Cortex-M0 processor and System Design Kit (SDK), featuring system IP, peripherals, test bench and software
•	A free 90 day license for the full suite of ARM Keil® MDK development tools.

The package will enable the design, simulation and testing of new SoCs using a pre-configured Cortex-M0 processor without incurring the capital costs typically associated with up-front licensing. There is an option to move to the prototyping stage with a $995 ARM Versatile™ Express FPGA development board.

Developers wishing to enter full commercial production can then purchase a simplified and standardized $40,000 fast track license. This includes commercial use of ARM Cortex-M0 processor IP, SDK, and Keil MDK development tools, along with ARM technical support.

The upgraded DesignStart portal makes ARM technology available to the broadest range of SoC developers, from startups to established vendors, and makes the path to full commercial production easier and faster than ever.

"The DesignStart portal is available to all SoC designers, but will be particularly valuable to companies that are incorporating ARM technology for the first time," said Nandan Nayampally, vice president of marketing, CPU group, ARM. "We want to enable startups, makers and other entrants into IoT as well as embedded applications to accelerate their development path with an excellent starting point around which to build their technology and rapidly achieve commercially viable solutions. The new portal package achieves this by offering an easy route to design and production with industry-leading ARM technology, backed by the broadest embedded software ecosystem."

"By offering the Cortex-M0 processor IP in a low cost package, ARM is making it far easier for companies to create their own SoCs," said Dermot Barry, vice president, semiconductor solutions, S3 Group. "By using proven mixed signal IP from S3 Group and ARM processor IP, our customers have already reduced their bill of materials by up to 90 percent."

"There are multiple product benefits that can be delivered by custom SoCs, such as lower power demands, improved functionality, smaller chip size and a reduced bill of materials," said Dr. Zhongjie Wu, President and CEO, Mindmotion. "We applaud ARM's move to provide many more companies with the ability to develop custom SoCs."

"We anticipate a significant move to custom SoC development, particularly for Internet of Things applications," said Julian Kingsbury, vice president, Asia Pacific, Sondrel. "ARM is the low-power processor of choice for IoT and we are delighted to work with them to help bring the benefits of custom SoCs to startups and OEMs alike."

"There is an increasing trend in China for custom SoCs in IoT, mixed signal and general embedded applications," said Jerry Ardizzone, senior vice president, worldwide sales and marketing, Brite Semiconductor. "This move by ARM, along with Brite's IoT platform expertise will help ensure that more developers can easily access ARM processors with the broadest ecosystem of IP, software and tools, to better address the market that fabless customers are targeting."

The updated DesignStart portal, which also gives access to a broad range of ARM Artisan® physical IP, is available for immediate use at http://designstart.arm.com

Ends

Notes to Editors

The Cortex-M0 evaluation package is available for download as a pre-configured Verilog netlist and is an update to a previous Cortex-M0 DesignStart package. The package includes an FPGA prototyping option with full debug capabilities (requiring the purchase of an ARM-supplied FPGA board).

About ARM DesignStart Online Portal

The ARM DesignStart portal provides easy and comprehensive online access to a broad range of physical and processor IP from ARM. As well as the ARM Cortex-M0 kit, the portal also includes an extensive selection of ARM Artisan logic, memory and interface IP. DesignStart IP provides a silicon proven path to accelerate ARM processor-based SoC designs. See http://designstart.arm.com

About the ARM Cortex-M0 Processor

The Cortex-M0 core is ARM's most licensed processor and is the smallest 32-bit ARM processor. The exceptional small gate count, low power and minimal code footprint of the processor makes it ideal for low power MCU and mixed signal applications, providing 32-bit performance and efficiency in an 8/16-bit footprint. ARM Cortex-M0 also offers a broad ecosystem, software development tools support and a future proof solution through upward compatibility with the Cortex-M family. As the entry-level ARM processor, it is ideal for those who need low cost access to industry standard processor IP.

Contacts:

Andy Winstanley
+44 1223 405244/ +44 7788 249712
Director of Corporate PR, ARM
andy.winstanley@arm.com

About ARM

ARM (LSE: ARM, NASDAQ: ARMH.US) designs technology at the heart of the World's most advanced digital products. We are enabling the development of new markets and transformation of industries and society, invisibly creating opportunity for a globally connected population. Our scalable, energy-efficient processor designs and related technologies deliver intelligence wherever computing happens, ranging from sensors to servers, including smartphones, tablets, digital TVs, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 65 billion System on Chip (SoCs) containing our intellectual property. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com

ARM, Artisan, Cortex and Keil are registered trademarks of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All rights reserved. DesignStart is a trademark of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All other brands or product names are the property of their respective holders. "ARM" refers to ARM Holdings plc (LSE: ARM and NASDAQ: ARMH) and members of its corporate group as constituted from time to time.

None of the information contained in this document may be adapted, republished, or reproduced in any form except with the prior written permission of the copyright holder, but links may be posted directly to this document from other websites, and the whole of the document correctly attributed and unmodified may be shared freely, unless the copyright holder at any time withdraws these permissions. This document is intended only to provide information to the reader about the relevant product(s) described or mentioned. All information is provided "as is" and without warranty. ARM makes no representation as to the product(s), and ARM shall not be liable for any loss or damage arising from the use of any information in this document or any error or omission in such information.

Item 2

ARM Mali-470 GPU Offers Improved Efficiency and Experiences on Wearable and IoT Devices

20 October 2015

Cambridge, UK, Oct. 20, 2015 – ARM has released a new highly-efficient graphics processing unit (GPU) to enable smartphone-quality visuals on wearable and Internet of Things (IoT) devices. The ARM® Mali™-470 GPU delivers an enhanced user interface for power-constrained products, including smart watches, home gateways and appliances, industrial control panels and healthcare monitors. It is available for immediate licensing, with the first Mali-470 enabled devices expected in late 2016.

"ARM scrutinizes every milliwatt across the entire SoC to enable OEMs to optimize energy-efficiency and open up new opportunities," aid Mark Dickinson, vice president and general manager, media processing group, ARM. "Energy-efficiency is particularly important for devices requiring sophisticated graphics on a low power budget such as wearables, entry-level smartphones and IoT devices. Mali-470 has been designed to meet this demand as it will enable enhanced user interfaces that are extremely energy-lean."

Mali is the number one licensable GPU IP in the mobile market with Mali-400 powering more than a billion devices. Building on the success of Mali-400, Mali-470 delivers the same rich performance while halving the power consumption at the same process geometry. This will provide ARM's silicon partners with scalable SoC options to enable them to create embedded graphics subsystems that meet the needs of new low-power devices.

Extending the Smartphone Experience to Other Devices

User interfaces and displays across mobile and IoT platforms are increasingly interactive and immersive but silicon design teams face challenges associated with shrinking power and space constraints. Mali-470 helps SoC designers meet these challenges by delivering:

•	Half the power consumption and 2x the energy efficiency of Mali-400
•	Optimal energy efficiency for screen resolutions up to 640x640 in single-core configurations and higher resolutions for multi-core configurations
•	Increased frame rates and improved overall responsiveness
•	Reduced silicon cost and die areas that are 10 percent smaller than Mali-400
•	The ability to build an optimized SoC for power-constrained devices when paired with the low-power ARM Cortex®-A7 or Cortex-A53 processors.

Ease of Integration and Application Development

The majority of Android™, Android Wear and other emerging operating systems use the OpenGL® ES 2.0 API and driver stack. For modern user interfaces, OpenGL ES 2.0 offers the ideal balance between pixel control and energy-efficiency. Mali-470 uses the same industry-standard OpenGL ES 2.0 driver stack as Mali-400 so there is no need to re-optimize existing applications and developers receive the added benefit of long-term support.

Expanded Experiences

Manufacturers are focused on creating products with unique functionality to meet the constant demand for more immersive experiences with mobile and IoT devices. For example, sports and smart watchmakers compete on the quality of information their products offer to athletes to give them better insight into their performance. More intense graphics also open the door for real-time performance and health data to be evaluated and displayed in rich new ways. For IoT device-makers, energy-efficiency is fundamental in this graphics equation. This is where Mali-470 is positioned, as it enables makers to build stronger display capabilities and touch interfaces into highly power-constrained devices that historically relied on push buttons or limited displays.

"Along with connectivity, the IoT era is ushering in richer graphics experiences in almost every application and every aspect of our lives," said Jim McGregor principal analyst, TIRIAS Research. "Even wearables are going to require an immersive experience. With greater power efficiency and support for OpenGL ES 2.0, Mali-470 will enable these ultra-low power solutions to provide that experience. With Mali-470, future wearables and other low-power embedded applications can offer the vibrant displays and touch interfaces users have become accustomed to on smartphones."

"The Mali-400 GPU is already an integral component in many of MediaTek's current SoC designs and it has enhanced our ability to deliver chips that propel excellent user experiences," said Jeffrey Ju, senior vice president, MediaTek. "The Mali-470 GPU, with its lower power profile, opens up new opportunities for even more power-constrained devices without compromising the user's visual experience."

Ends

Contacts

Phil Hughes
+1 512-694-7382
Director of tech PR, ARM
phil.hughes@arm.com

About ARM

ARM is at the heart of the world's most advanced digital products. Our technology enables the development of new markets and transformation of industries and society, invisibly creating opportunity for a globally connected population. We design scalable, energy-efficient processors and related technologies to deliver intelligence wherever computing happens, ranging from sensors to servers, including smartphones, tablets, digital TVs, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 65 billion System on Chip (SoCs) containing our intellectual property. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

ARM and Cortex are registered trademarks of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. Mali is a trademark of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All rights reserved. All other brands or product names are the property of their respective holders. "ARM" refers to ARM Holdings plc (LSE: ARM and NASDAQ: ARMH) and members of its corporate group as constituted from time to time.

None of the information contained in this document may be adapted, republished, or reproduced in any form except with the prior written permission of the copyright holder, but links may be posted directly to this document from other websites, and the whole of the document correctly attributed and unmodified may be shared freely, unless the copyright holder at any time withdraws these permissions. This document is intended only to provide information to the reader about the relevant product(s) described or mentioned. All information is provided "as is" and without warranty. ARM makes no representation as to the product(s), and ARM shall not be liable for any loss or damage arising from the use of any information in this document or any error or omission in such information.

Item 3

ARM to Offer Cycle-Accurate Virtual Prototyping for Complex SoCs Through an Asset Acquisition from Carbon Design Systems

20 October 2015

Cambridge, UK, Oct. 20, 2015 - ARM has acquired the product portfolio and other business assets of Carbon Design Systems (Carbon), a leading supplier of cycle-accurate virtual prototyping solutions, to deliver design optimization, time-to-market and cost-efficiency gains for its partners. As part of this acquisition, Carbon's staff will transfer to ARM.

This combination of assets and expertise will significantly enhance ARM's capability in system-on-chip (SoC) architectural exploration, system analysis and software bring-up. It will also enable earlier availability of cycle-accurate models for future ARM® processors and ARM-based systems. The acquisition terms have not been disclosed.

"Early stage virtual prototyping of complex SoCs is now mandatory for leading silicon vendors, as demonstrated by the success of ARM Fast Models," said Hobson Bullman, general manager, development solutions group, ARM. "The integration of Carbon's virtual prototyping products into the ARM portfolio will deliver access to ARM IP earlier in the design cycle. This builds on the current industry leading solutions to enable further design optimization, time-to-market and cost-efficiency gains for our partners."

Carbon has created a comprehensive library of ARM processor and system models that can be extended easily to create cycle-accurate virtual prototypes of any new ARM-based SoC. The technology relies on RTL compilation, to ensure perfect functional and cycle accuracy. This is essential when evaluating target benchmark performance in the earliest stages of SoC design.

In future, Carbon products will be marketed as ARM Cycle Models and will remain available from ARM IP Exchange. ARM will also continue to offer Carbon's solutions for model generation and SoC analysis. The company, which is based in Massachusetts, US, already works with the world's leading semiconductor vendors, all of whom license ARM processor IP.

"Early analysis of system-level performance and power is critical in multicore ARM-based SoC architectures," said John Koeter, vice president of marketing, IP and prototyping, Synopsys. "We look forward to expanding our successful virtual prototyping collaboration with ARM by combining ARM Cycle Models with Synopsys Platform Architect™ MCO's leading architecture analysis technology so our mutual customers can get to the best architecture sooner while avoiding costly over-design."

"Our use of system modeling technologies from Carbon Design Systems has been constantly expanding over the past several years," said Yanqiu Diao, deputy general manager, Turing Processor business unit at Huawei. "We are very pleased by ARM's investment in the Carbon business and look forward to using their system solutions in our future advanced SoC projects."

"ARM and Cadence have together brought innovation and efficiency to early OS bring-up, software driven verification and interconnect performance analysis by connecting ARM Fast Models and ARM Interconnect IP to the Cadence Palladium Emulation platform and Interconnect Workbench," said Ziv Binyamini, corporate vice president of Advanced Verification Solutions, System and Verification Group at Cadence. "We are looking forward to expanding our collaboration further into cycle-accurate virtual prototyping and performance analysis, to jointly help customers achieve their performance and time-to-market targets."

Ends

Notes to Editors:

More technical details about modeling standards and the benefits of this acquisition can be found on the ARM website.

Contacts:

Andy Winstanley
+44 1223 405244/ +44 7788 249712
Director of Corporate PR, ARM
andy.winstanley@arm.com

About ARM

ARM (LSE: ARM, NASDAQ: ARMH.US) designs technology at the heart of the world's most advanced digital products. We are enabling the development of new markets and transformation of industries and society, invisibly creating opportunity for a globally connected population. Our scalable, energy-efficient processor designs and related technologies deliver intelligence wherever computing happens, ranging from sensors to servers, including smartphones, tablets, digital TVs, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 65 billion System on Chip (SoCs) containing our intellectual property. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com/

ARM, is a registered trademarks of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All rights reserved. All other brands or product names are the property of their respective holders. "ARM" refers to ARM Holdings plc (LSE: ARM and NASDAQ: ARMH) and members of its corporate group as constituted from time to time. None of the information contained in this document may be adapted, republished, or reproduced in any form except with the prior written permission of the copyright holder, but links may be posted directly to this document from other websites, and the whole of the document correctly attributed and unmodified may be shared freely, unless the copyright holder at any time withdraws these permissions. This document is intended only to provide information to the reader about the relevant product(s) described or mentioned. All information is provided "as is" and without warranty. ARM makes no representation as to the product(s), and ARM shall not be liable for any loss or damage arising from the use of any information in this document or any error or omission in such information.

Item 4

ARM Launches IoT Education Kit in China at Opening of Peking University's New Smart Device Lab

21 October 2015

Cambridge, UK, Oct. 21, 2015 – ARM is continuing its support for China's expanding Internet of Things (IoT) industry by providing a new cloud-enabled education kit for universities. The ARM® IoT Education Kit will teach students how to use the ARM mbed™ IoT Device Platform, create smartphone apps and control connected devices such as a robot or a mini weather station to gather temperature, humidity and air pressure data.

The Kit was unveiled today at the opening of Peking University's new PKU-ARM-ST-Nordic Smart Device Innovation Lab. The IoT Education Kit and the new innovation lab facility are both supported by ARM and semiconductor partners STMicroelectronics and Nordic.

"ARM-based technologies are providing the foundation for IoT deployments worldwide and it is important that we give young engineers everywhere the knowledge of the same foundational technologies as their professional peers," said Mike Muller, chief technology officer, ARM. "The education kit will provide an IoT-centered approach to learning, giving students knowledge and tools that are interoperable with real-world applications. This will create engineers who are industry-ready straight from university."

"The ARM IoT Education Kit is an excellent platform for students taking Electronic System Design-related courses at the PKU-ARM-ST-Nordic Smart Device Innovation Lab," said Prof. Duan Xiaohui, vice director, center of experimental electronics and information, Peking University. "Students can learn about the cutting-edge technology that surrounds the IoT and use the resources provided by the ARM ecosystem to implement fast prototypes to bring their innovative ideas to life. This kind of training is crucial for our students as they are the future of Chinese innovation."

The ARM IoT Education Kit

The kit contains ARM mbed Enabled™ boards from STMicroelectronics and Nordic Semiconductor, ARM Keil® MDK software licenses, and a complete set of teaching materials. It is designed to help lecturers deliver practical lessons around key IoT technologies. This includes teaching students how to work with ARM mbed, the most widely-used developer platform for ARM Cortex®-M processor based IoT devices. The course also provides a deep dive on technologies such as Bluetooth® Smart and an understanding of current industry standards.

"Nordic is delighted and proud to be a partner with ARM in the Smart Device Innovation Lab at Peking University," said John Leonard, product marketing manager, Nordic Semiconductor. "University students are the creators and innovators of tomorrow and it is not only an honor, but also very exciting to assist in their learning of the very latest technologies such as Bluetooth Smart. The Cortex-M0 based nRF51series SoC plays a significant role in this program and gives students the opportunity to learn on the very latest technology available, technology that is the starting point for exciting new industries such as wearables, beacons and IoT."

"The STM32F4 MCU series has played a highly important role in the deployment of innovative sensor and wireless communications based on utilizing ST's product portfolio," said Michel Buffa, general manager, microcontrollers division, STMicroelectronics. "We are delighted to extend our University program engagement with ARM and Peking University. Beijing is a highly symbolic region for ST as on June 11 2007 it was the first city in China where the STM32 was used."

PKU-ARM-ST-Nordic Smart Device Innovation Lab

Peking University's new innovation lab will be used by more than 200 students from the School of Electronic Engineering and Computer Science with supporting courses including mobile computing, digital system design, embedded systems and digital signal processing. It is backed by ARM, STMicroelectronics and Nordic, who are offering ARM-based products. The ARM University Program, in particular, is supporting the lab with academic expertise and courseware for a variety of academic topics, including those focused around IoT technologies.

"China is set to become a leader in IoT deployments worldwide, so supporting the development of the Chinese engineering community is vitally important," said Khaled Benkrid, worldwide university program manager, ARM. "Partnering with STMicroelectronics and Nordic enables us to deliver sustained access to diverse, low-cost, and high quality educational kits to universities in the region. It is excellent to see Nordic Semiconductor getting involved so quickly as they are a new member of our expanding Global University Partners Alliance."

Further IoT Collaborations in China

STMicroelectronics, ARM and The Association of Fundamental Computing and Education in Chinese Universities announced an earlier collaboration in May 2015 aimed at establishing 200 mbed innovation labs to support smart device programs in graduate schools, universities and professional institutions.

ARM is also working with Thundersoft, a world leader in smart device platforms, on the newly-launched ARM IoT Ecosystem Accelerator. The venture was set up in September 2015 as a one-stop shop for startups and established OEMs, providing integrated hardware and software expertise as well as resources from the ARM ecosystem. The first facility, in Beijing, is one of four planned to support China's expanding IoT industry. Students from Peking University are expected to be first student teams to visit the Accelerator, carrying out projects and learning to create startup enterprises.

Ends

Contacts

Andy Winstanley
+44 1223 405244/ +44 7788 249712
Director of Corporate PR, ARM
andy.winstanley@arm.com

About ARM

ARM (LSE: ARM, NASDAQ: ARMH.US) designs technology at the heart of the world's most advanced digital products. We are enabling the development of new markets and transformation of industries and society, invisibly creating opportunity for a globally connected population. Our scalable, energy-efficient processor designs and related technologies deliver intelligence wherever computing happens, ranging from sensors to servers, including smartphones, tablets, digital TVs, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 65 billion System on Chip (SoCs) containing our intellectual property. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com

ARM, Cortex and Keil are registered trademarks of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All rights reserved. mbed and mbed Enabled are trademarks ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All other brands or product names are the property of their respective holders. "ARM" refers to ARM Holdings plc (LSE: ARM and NASDAQ: ARMH) and members of its corporate group as constituted from time to time. None of the information contained in this document may be adapted, republished, or reproduced in any form except with the prior written permission of the copyright holder, but links may be posted directly to this document from other websites, and the whole of the document correctly attributed and unmodified may be shared freely, unless the copyright holder at any time withdraws these permissions. This document is intended only to provide information to the reader about the relevant product(s) described or mentioned. All information is provided "as is" and without warranty. ARM makes no representation as to the product(s), and ARM shall not be liable for any loss or damage arising from the use of any information in this document or any error or omission in such information.

Item 5

New ARM CoreLink System IP Provides the Foundation for Next-Generation Heterogeneous SoCs

27 October 2015

Cambridge, UK, Oct. 27, 2015 – ARM announced new ARM® CoreLink™ system IP designed to enhance system performance and efficiency in next-generation premium mobile devices. The CoreLink CCI-550 interconnect enables ARM big.LITTLE™ processing and a fully coherent GPU while lowering latency and increasing peak throughput. The CoreLink DMC-500 memory controller provides higher bandwidth and latency response for processors and display. Both CoreLink products have been delivered to lead partners and are available for licensing with production silicon expected by late 2016.

"An optimized path to memory is essential for a best-in-class SoC that addresses the demanding mobile market," said Monika Biddulph, general manager, systems and software group, ARM. "IP from ARM is designed in a system context for maximum performance and ease of integration, which is why more than 100 licensees have designed SoCs using trusted ARM system IP. The new CoreLink system IP has ARM and its partners well ahead on the next critical path to increase overall system efficiency and performance in mobile devices."

Acceleration through coherency

The improved support for GPU coherency in CoreLink CCI-550 enhances power management and delivers system-wide advantages. Coherency reduces development costs and time for new applications accelerated by heterogeneous processing for more efficient utilization of compute engines. OpenCL™ 2.0 with shared virtual memory features and other newer programming models take full advantage of system coherency. All processors work on the same data without unnecessary cache maintenance or memory copying. This also enables a system architecture fully aligned with the HSA (Heterogeneous System Architecture) coherency standards.

Scalable for multiple applications and higher throughput

CoreLink CCI-550 includes improvements in the microarchitecture to deliver higher peak throughput for demanding use cases and quality of service (QoS) enhancements that reduce latency by 20 percent. SoC designers can configure the number of memory channels, tracker sizes, snoop filter capacity and scale up to 6 fully coherent processor clusters. The increased scalability addresses a wide range of applications beyond mobile including digital TV, automotive and cost-efficient networking applications.

More bandwidth, less latency

Time and energy-intensive memory transactions require a memory controller designed with a system approach to reduce bottlenecks. For ARM Cortex® processors, CoreLink DMC-500 offers the lowest latency and power along with enhanced QoS for LPDDR4/3 memories operating up to LPDDR4-4267 transfer speeds. When integrated at the design level, CoreLink CCI-550 and CoreLink DMC-500 work together to deliver a peak system memory bandwidth beyond 50GB/s for access to richer content such as 4K video, with predictable performance, leading to the best user experience in premium smartphones and tablets.

"SoC designers must meet ever-increasing performance requirements in flagship mobile devices," said Mike Demler, senior analyst, The Linley Group. "To provide advanced features such as 4K video recording/playback, 120fps cameras, and quad-HD displays, they must integrate heterogeneous CPUs, GPUs, and accelerators into a cache-coherent system while keeping within tight power budgets. ARM's strategy of developing CoreLink system IP, which it co-designs and validates with these processor cores, enables designers to continue raising the bar for mobile computing performance."

Trusted and proven technology

ARM CoreLink interconnect products are a trusted choice for silicon partners and have been licensed more than 200 times by 100-plus silicon partners. ARM delivers system IP that has been extensively system tested and validated with ARM Cortex processors and ARM Mali™ GPUs.

Ends

Contacts

Phil Hughes
+1 512-694-7382
Director of tech PR, ARM
phil.hughes@arm.com

About ARM

ARM is at the heart of the world's most advanced digital products. Our technology enables the development of new markets and transformation of industries and society, invisibly creating opportunity for a globally connected population. We design scalable, energy-efficient processors and related technologies to deliver intelligence wherever computing happens, ranging from sensors to servers, including smartphones, tablets, digital TVs, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 65 billion System on Chip (SoCs) containing our intellectual property. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

© 2015 ARM Limited. ARM, the ARM logo, big.LITTLE, CoreLink, Cortex and Mali are trademarks or registered trademarks of ARM Limited (or its subsidiaries). All other brands or product names are the property of their respective holders.

Item 6

ARM mbed IoT Device Platform Receives Duke's Choice Award from Oracle

28 October 2015

When: October 28, 2015

What: ARM and the ARM® mbed™ IoT Device Platform have been honored with a Duke's Choice award from Oracle in recognition of its efforts to foster Internet of Things (IoT) innovation in the Java ecosystem. The Duke's Choice Awards recognizes and honors extreme innovation in the world of Java technology and are awarded to the most innovative uses of the Java platform.

Why: ARM received the Duke's Choice award for its contribution of an IoT open source standard known as the Constrained Application Protocol (CoAP) to the Open Java Community. CoAP is a specialized Web transfer protocol for use with constrained nodes and networks in the IoT.

The CoAP project was inspired by the need for a lightweight and simple protocol to solve communication issues and fit constrained Web server devices that may have a limited network, long response times or potentially not online at times.

To learn more about the ARM mbed IoT Device Platform, the foundation for creating and deploying low-power, connected and secure IoT devices at scale, please visit mbed.com.

About ARM:

ARM is at the heart of the world's most advanced digital products. Our technology enables the development of new markets and transformation of industries and society, invisibly creating opportunity for a globally connected population. We design scalable, energy efficient-processors and related technologies to deliver intelligence wherever computing happens, ranging from sensors to servers, including smartphones, tablets, digital TVs, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 75 billion System on Chip (SoCs) containing our intellectual property. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

Ends

© 2015 ARM Limited. ARM, the ARM logo and mbed are trademarks or registered trademarks of ARM Limited (or its subsidiaries). All other brands or product names are the property of their respective holders.

Item 7

ARM Ecosystem Showcases Foundation for the Connected World at ARM TechCon 2015

30 October 2015

Prestigious speakers from across the technology world will come together at ARM® TechCon 2015 to discuss innovation, trust and advanced technologies driving a range of markets including business, consumer, and the Internet of Things (IoT).

Where: ARM TechCon, Santa Clara Convention Center, Santa Clara, CA, 95054

When: Nov. 10-12, 2015

How to Register: TechCon Registration 2015

Keynote Sessions:

•	'Innovation is thriving in semiconductors' with Mike Muller, CTO, ARM (Nov. 10, 9.30am)
•	'Building trust in a connected world' with Simon Segars, CEO, ARM, followed by a panel discussion on trust and security led by Segars (Nov. 11, 9.30am)
•	'Delivering Hollywood from silver screen to mobile screen' with Danny Kaye, executive vice president, global research and technology, Twentieth Century Fox Home (Nov. 11, 1.30pm)
•	'Broadening the Innovation Horizon' featuring Eric Klein, partner, Lemnos Labs and Robert Clark, senior director, development, Oracle, and hosted by Ian Ferguson, vice president, worldwide marketing and strategic alliances, ARM (Nov. 12, 9.30am)
•	'The Hard Things about the Internet of Things' featuring Colt McAnlis, developer advocate, Google (Nov. 12, 1.30pm)

Click here for more information about ARM TechCon 2015 keynote sessions. Join the conversation on Twitter with the hashtag #ARMTechCon.

More than 90 Partners representing the breadth and diversity of the ARM Ecosystem will participate in

ARM TechCon. Opportunities to engage with ARM Partners and ARM technical experts include:

Hands-on Training and Expo:

•	Software Developers Workshop: informative discussions and hands-on workshops using real devices and developer boards to build an application from start to finish
•	ARM mbed™ Zone: a showcase of the IoT device development platform and ARM ecosystem partners
•	ARM Training Day: world-class training about leading-edge ARM technology from ARM experts and a select group of partners
•	Expo: learn about the latest ARM-based technology innovations from our ecosystem partners and watch teardowns of several ARM-powered products.

Conference and Technical Tracks:

ARM TechCon offers more than 100 technical panels and presentations spanning seven tracks which include real-world case studies and key technical principles associated with ARM-based technology. The seven tracks are:

•	Embedded
•	Network infrastructure/Servers
•	IoT
•	Automotive/Embedded vison
•	Mobile/Connectivity
•	Wearables/Sensors
•	Tools and Implementation

Please visit the TechCon 2015 schedule for more information.

Who: Celebrating the 25th anniversary of its founding at the 2015 ARM TechCon, ARM is at the heart of the world's most advanced digital products, as its technology enables the creation of new markets and transformation of industries and society. ARM designs scalable, energy efficient-processors and related technologies to deliver the intelligence in applications ranging from sensors to servers, including smartphones, tablets, enterprise infrastructure and the Internet of Things.

ARM's innovative technology is licensed by ARM Partners who have shipped more than 75 billion Systems on Chip (SoCs) containing ARM's intellectual property, since the company began in 1990. Together with the Connected Community, ARM is breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

© 2015 ARM Limited. ARM, the ARM logo and mbed are trademarks or registered trademarks of ARM Limited (or its subsidiaries). All other brands or product names are the property of their respective holders.

Item 8

Treasury Stock

RNS Number : 1570E

ARM Holdings PLC

02 November 2015

ARM Holdings PLC

2 November 2015

Transfer of Treasury Shares

ARM Holdings plc ("the Company") announces that on 30 October 2015 54,695 ordinary shares have been transferred from treasury stock for the purposes of employees' share scheme allotments.

27,730 ordinary shares @ 396.16 pence per share

26,965 ordinary shares @ 194.8 pence per share

Following the above transfers of treasury stock, the Company held 7,939,010

Ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) was 1,404,236,832.

End

This information is provided by RNS

The company news service from the London Stock Exchange

Item 9

Total Voting Rights

RNS Number : 1737E

ARM Holdings PLC

02 November 2015

ARM Holdings PLC

2 November 2015

ARM Holdings plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

ARM Holdings plc's issued share capital as at 31 October 2015 consists of 1,412,175,842 ordinary shares of .05 pence each with voting rights.  ARM Holdings plc currently holds 7,939,010 ordinary shares in Treasury.

Therefore, the total number of voting rights in ARM Holdings plc is 1,404,236,832.

The above figure 1,404,236,832 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FCA's Disclosure and Transparency Rules.

End

This information is provided by RNS

The company news service from the London Stock Exchange